

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Monica Brady
Chief Financial Officer
ProPhase Labs, Inc.
711 Stewart Ave, Suite 200
Garden City, NY 11530

> **Re: ProPhase Labs, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **File No. 000-21617**
> **Filed March 31, 2021**

Dear Ms. Brady :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 8. Financial Statements and Supplementary Data
Note 3 - Business Acquisition, page 46

1. You disclose that on October 23, 2020, you acquired all of the issued and outstanding shares of capital stock of Confucius Plaza Medical Laboratory Corp. for approximately $2.5 million in cash. Tell us how you considered Rules 3-05 and 8-04 of Regulation S-X in evaluating the significance of the acquisition of Confucius Plaza Medical Laboratory Corp. and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Monica Brady
ProPhase Labs, Inc.
May 26, 2021
Page 2

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences